Exhibit 99.34
FOR IMMEDIATE RELEASE – May 28, 2008 – CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol – PEF)
PETROFLOW ENERGY LTD. FILES RESTATED FINANCIAL STATEMENTS
Subsequent to filing its consolidated financial statements for the year ended December 31, 2007, Petroflow Energy Ltd. (the “Company”) discovered an error in the application of accounting principles used in the preparation of its consolidated financial statements for the years ended December 31, 2007 and 2006 and the related interim periods. The Company is in the process of filing restated consolidated financial statements for the years ended December 31, 2007 and 2006 to effect the change.
This accounting change has had no impact on the underlying performance of the Company’s consolidated operations nor on its cash flows from operations. There is also no effect on the underlying value of the Company’s oil and gas reserves.
The restatement relates to foreign currency translation of the Company’s wholly-owned U.S. subsidiary which, until now, the Company had been translating as an integrated operation with a functional currency of Canadian dollars. After a detailed review of operating, investing and financing cash flows and other functional currency indicators related to its U.S. operations, the Company determined that the U.S. dollar is the functional currency of its U.S. subsidiary. As a result, the Company’s consolidated financial statements for the years ended December 31, 2007 and 2006 have been restated to account for its U.S. subsidiary operation as self-sustaining with a functional currency of US dollars.
The Company’s review of accounting principles was carried out in connection with the preparation of a reconciliation of the Company’s consolidated financial statements to United States generally accepted accounting principles. This reconciliation is required to be included in the registration statement the Company intends to file with the US Securities and Exchange Commission (SEC) in conjunction with listing its common shares on a US stock exchange.
The correction has resulted in an adjustment to the statement of operations to exclude the recognition of unrealized foreign exchange gains and losses. Non-monetary assets in the U.S. subsidiary, such as property and equipment, are now translated into Canadian dollars at period ending exchange rates instead of at historical exchange rates.
As the Company’s banking covenants are based on the operations of our US subsidiary measured in US dollars, the restatement of the financial statements has had no effect on the Company’s ability to comply with these banking covenants.
A copy of the restated consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended and the accompanying restated Management Discussion and Analysis are available on www.sedar.com

Forward-Looking Statements
This news release contains statements that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the intention of the Company to file a registration statement and list its common shares on a US stock exchange for trading. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the risk of submitting a registration statement, such registration statement being declared effective by the SEC and satisfying the applicable listing requirements to commence trading its common shares on a US stock exchange as anticipated as well as adverse general economic conditions. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
For further information, please contact:
Macam Investor Relations
Cameron MacDonald, President & CEO
Office (403) 695-1006
Toll Free (866) 264-0743
-or-
Petroflow Energy Ltd.
John Melton, President & CEO
(504) 453-2926
Duncan Moodie, CFO
(403) 539-4311
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.